Lucent, Inc.

April 13, 2020

To:	Mr. Bill Thompson
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Lucent Inc.
Registration Statement on Form S-1, File No. 333-232218
Filed April 10, 2020

Dear Mr. Thompson:

I am the Chief Executive Officer of Lucent Inc., a Montana Corporation. I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form S-1 thereto to April 13, 2020 at 2:00 pm Eastern Standard Time, or soon thereafter as practicable.

The company hereby acknowledges that:

1.Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

Thank you for your expedient and diligent review of this file. If any further questions or comments should arise we request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email ead@eadlawgroup.com with any questions or comments.

Sincerely,

/s/ Michael McCabe

Chief Executive Officer

Lucent, Inc.